SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.)(1)


                       Home Products International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   437305105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Michael A. Nemeroff, Esq.
                       Vedder, Price, Kaufman & Kammholz, P.C.
                            222 North LaSalle Street
                             Chicago, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437305105                     13D                    Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     James R. Tennant
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     BK and PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Illinois
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    708,538(1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          N/A
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    708,538(1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    N/A
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     708,538
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.0%(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 200,100 shares of common stock which may be purchased by Mr. Tennant upon exercise of currently exercisable options and 40,810 shares of common stock to be issued under the Company's Executive Incentive Plan.

(2) Based upon 7,865,434 issued and outstanding shares of common stock as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 27, 2003.

CUSIP No. 437305105                     13D                    Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     James E. Winslow
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     BK and PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Illinois
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    139,026(1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          N/A
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    139,026(1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    N/A
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     139,026
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     1.8%(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 43,850 shares of common stock which may be purchased by Mr. Winslow upon exercise of currently exercisable options and 15,315 shares of common stock to be issued under the Company's Executive Incentive Plan.

(2) Based upon 7,865,434 issued and outstanding shares of common stock as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 27, 2003.

CUSIP No. 437305105                     13D                    Page 4 of 7 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.


         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of Home Products International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4501 W. 47th Street, Chicago, Illinois 60623.
________________________________________________________________________________
Item 2. Identity and Background.

         This Schedule 13D is filed by James R. Tennant ("Mr. Tennant") and James E. Winslow ("Mr. Winslow" and, together with Mr. Tennant, the "Reporting Persons") with respect to shares of Common Stock which the Reporting Persons beneficially own. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the prospective transaction described in Item 4 below. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Person. Information with respect to each Reporting Person is given solely by such Reporting Person, and neither Reporting Person assumed responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13(d)-1. The agreement between the Reporting Persons relating to the joint filing of this
Schedule 13D is attached hereto as Exhibit 99.1.

         Mr. Tennant is a United States citizen and his business address is c/o Home Products International, Inc., 4501 W. 47th Street, Chicago, Illinois 60623. Mr. Tennant's principal occupation is that of CEO and Chairman of the Company.

         Mr. Winslow is a United States citizen and his business address is c/o Home Products International, Inc., 4501 W. 47th Street, Chicago, Illinois 60623. Mr. Winslow's principal occupation is that of CFO and Executive Vice President of the Company.

         During the last five years (i) none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


         It is anticipated that funding for the proposed transaction described in Item 4 below will be obtained through third party debt financing currently being negotiated by the Reporting Persons that, together with other funds available to the Reporting Persons, will be sufficient to consummate such transaction.

CUSIP No. 437305105                     13D                    Page 5 of 7 Pages

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         On February 5, 2004, Mr. Tennant, on behalf of the Reporting Persons and a Delaware acquisition vehicle or its nominee, submitted a proposal (the "Proposal Letter") for the acquisition of the Company to the Special Committee of the Board of Directors of the Company (the "Special Committee"), a copy of which is attached hereto as Exhibit 99.2. The Special Committee had been formed to evaluate and negotiate the terms of the proposed transaction. In the Proposal Letter, Mr. Tennant offered to acquire all the outstanding Common Stock for a purchase price per share of $1.50 in cash (the "Acquisition"). The Proposal Letter sets forth a number of conditions to the willingness of the Reporting Persons to pursue the Acquisition, including without limitation, the ability of the parties to reach an agreement on a definitive agreement, an appropriate amendment to the Company's indenture with its 9 5/8% subordinated bondholders, obtaining appropriate financing for the Acquisition and obtaining any necessary regulatory approvals.

         If a third party, which intends to continue to operate the business of the Company, makes a superior offer, the Reporting Persons at present intend to support such superior offer.

         The Proposal Letter does not commit either the Company or the Reporting Persons to complete the Acquisition; rather, such a commitment will arise only if the parties reach agreement on a definitive agreement. The Reporting Persons reserve the right to modify their proposal in any way as a result of these discussions, or to withdraw the proposal at any time.

         If the proposed Acquisition is completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Act, and the Common Stock would be delisted.

         As of the date of this Schedule 13D, the Reporting Persons have neither contributed their Common Stock to the Delaware acquisition vehicle nor are obligated to do so, and such entity has no rights (beneficial, voting or otherwise) to the Common Stock of the Reporting Persons. The Delaware acquisition vehicle has neither conducted any business nor is obligated to do so.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


         (a),(b) Mr. Tennant beneficially owns 708,538 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock based on 7,865,434 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 27, 2003. Such amount includes 200,100 shares of common stock which may be purchased by Mr. Tennant upon exercise of currently exercisable options and 40,810 shares of common stock to be issued under the Company's Executive Incentive Plan. Mr. Tennant has the sole voting power with respect to such shares. Mr. Winslow beneficially owns 139,026 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock based on 7,865,434 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 27, 2003. Such amount includes 43,850 shares of common stock which may be purchased by Mr. Winslow upon exercise of currently exercisable options and 15,315 shares of common stock to be issued under the Company's Executive Incentive Plan. Mr. Winslow has the sole voting power with respect to such shares.

CUSIP No. 437305105                     13D                    Page 6 of 7 Pages

         (c) The Reporting Persons have not made any purchases of Common Stock over the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other persons with respect to any securities of the Company, including but not limited to, transfer of or voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.
________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.


         The following documents are filed as exhibits to this Schedule 13D:

99.1 Agreement of Joint Filing among the Reporting Persons dated February 13, 2004.

99.2     Proposal Letter to the Company dated February 5, 2004.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2004

                                        /s/ James R. Tennant
                                        ----------------------------------------
                                        James R. Tennant


                                        /s/ James E. Winslow
                                        ----------------------------------------
                                        James E. Winslow



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).